

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2017

Robert Radie
President and Chief Executive Officer
Egalet Corporation
600 Lee Road, Suite 100
Wayne, PA 19087

      Re: Egalet Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed March 13, 2017
           File No. 001-36295

Dear Mr. Radie:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                  Division of Corporation Finance
                                  Office of Healthcare & Insurance

cc: Megan C. Timmins